February 28, 1998



File No. 69-380


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility Holding Company Act of 1935 To Be Filed Annually Prior to March `1

CATALYST VIDALIA HOLDING CORPORATION
(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

	1.	Name, State of organization, location and nature of
business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

	See Attachment A

	2.	A brief description of the properties of claimant and
each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

	See Attachment A

	3.	The following information for the last calendar year
with respect to claimant and each of its subsidiary public utility companies:

	(a)	Number of kwh. of electric energy sold (at retail or
wholesale), and Mcf. of natural or manufactured gas distributed at retail.

Sold 1,004,291,000 kwh. of electric energy at wholesale.

	(b)	Number of kwh. of electric energy and Mcf. of natural
or manufactured gas distributed at retail outside the State in which each such company is organized.

Sold no kwh. of electric energy or Mcf. of natural or manufactured gas distributed at retail outside Louisiana.

	(c)	Number of kwh. of electric energy and Mcf. of natural
or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Sold no kwh. of electric energy of Mcf. of natural or manufactured gas at wholesale outside Louisiana, or at the Louisiana State line.

	(d)	Number of kwh. of electric energy and Mcf. of natural
or manufactured gas purchased outside the State in which each such company is organized or at the State line. See attachment
A.

Purchased no kwh. of electric energy or Mcf. of natural or manufactured gas outside Louisiana, or at the Louisiana
State line.

	4.	The following information for the reporting period with
respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

	(a)	Name, location, business address and description of the
facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

	None

	(b)	Name of each system company that holds an interest in
such EWG or foreign utility company; and description of the interest held.

	None

	(c)	Type and amount of capital invested, directly or
indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

	None

	(d)	Capitalization and earnings of the EWG or foreign
utility company during the reporting period.

	Not applicable

	(e)	Identify any service, sales or construction contract(s)
between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

	Not applicable


EXHIBIT A

	A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

	Consolidated and consolidating financial statements of the claimant as of the close of the 1997 calendar year will be filed when they become available.

	The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.

	Catalyst Vidalia Holding Corporation
	(Name of claimant)


	By
	Jack R. Sauer
	Vice President

CORPORATE SEAL

Attest:


	Ronald W. Cantwell
	President


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:



	Jack R. Sauer	Vice President
	(Name)	(Title)

	245 Park Avenue, New York, NY 10167
	(Address)


EXHIBIT B	Financial Data Schedule

	If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.
Item No.	Caption Heading
	1	Total Assets
	2	Total Operating Revenues
	3	Net Income

	Not applicable


EXHIBIT C

	An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

	See attached Exhibit C

CATALYST VIDALIA CORPORATION

and

CATALYST VIDALIA HOLDING CORPORATION

Form U-3A-2

Filed with the

Securities and Exchange Commission

For the Year Ended

December 31, 1994



CATALYST VIDALIA HOLDING CORPORATION

Statement by Claimant

1.	Catalyst Vidalia Holding Corporation (the"Claimant") is a
Louisiana corporation. The Claimant's location is 245 Park Avenue, New York, New York 10167. The nature of its business is a 100% ownership interest in Catalyst Vidalia Corporation, a Louisiana corporation ("Catalyst Vidalia"), which owns a 50% interest in, and 100% of the voting securities of, Catalyst Old River Hydroelectric Limited Partnership, a Louisiana limited partnership in commendam
(the "Partnership").  The Partnership is located at Old
River Control Complex, North Highway 15, Lettsworth,
Louisiana 70753, and the nature of its business is ownership of a lessee interest in, and the operation of, 192 megawatt hydroelectric facility. Further information regarding the business of the Partnership is contained in Note 2 below.

2.	The Claimant acquired, and currently owns, 100% of the
issued and outstanding stock of Catalyst Vidalia from Catalyst Energy Corporation on November 5, 1991.

	Catalyst Vidalia is the sole general partner of the Partnership. Catalyst Vidalia owns a 50% interest in the Partnership and, as sole general partner, 100% of the voting securities of the Partnership.

	The Partnership's assets consist of a leasehold interest in a 192 MW run-of-river hydroelectric facility located in Concordia Parish (near Vidalia), Louisiana, approximately one mile north of the Army Corps of Engineers Old River
Control Complex between the Mississippi River and the Red/Atchafalaya Rivers. The Project consists of an intake channel 4,500 feet in length, a power plant containing eight bulb turbines with a total installed capacity of 192 MW, and a power discharge channel 10,000 feet in length discharging into the Old River Outflow Channel. The Project discharges the flows that otherwise would be passed through the Low
Sill Structure of the Old River Control Structure.  A single
40-mile, 115-KV transmission line connects the Project with Louisiana Power and Light's existing substation, just west of Vidalia.

	In August 1990, the Partnership sold and leased back its interest in the Project to and from a group of financial institutions. The original term of the lease is 30 years, subject to certain renewal options. Under the lease and related agreements, the Partnership was granted certain options to purchase the Project from the lessors. These agreements also impose certain restrictions on the operation of the Project by the Partnership, and generally require that revenues form Project operations be used to pay operating and maintenance expenses, rent, royalty and related obligations before they may be distributed to the partners of the Partnership.


Attachment A
The Catalyst Group of Companies



                             Ronald W. Cantwell
                         (Individual-100% common stock)
                                   |
                           The  Catalyst Group, Inc.
                          (100% common stock) (LA)
                  			             	|
                           	Catalyst Vidalia
                           Acquisition Corporation
                    ---(100% common stock) (LA)---
                    |              |               |
     	              |              |               |
       Century Power         Catalyst Vidalia      |  CatalystWaste
       Corp. exempt           Holding Corp.        |--to-Energy
        wholesale              100% c/s)(LA)       |  Corp (DE)
        generator                 |                |
        Owns 100%	                |      	         |
        CVHC Prefd          Catalyst Vidalia       |CatalystEnergy
        (100% c/s)           Corporation           |--Construction
          (LA)              (50% GP)(LA)           |  Corp(DE)
		          |			                |       	          |
            |                   |                  |
            |              Catalyst Old            |--Obermeryer
 Rincon     |                  River               |  Hydraulic
Resources---|             Hydroelectric LP         |  Turbines Ltd.
 (AZ)       |                 (LA LP)              |  (CT)
            |                                      |
 Madera     |                                      |
Resources---|                                      |  Catalyst
    (AZ)                                           |  Energy
                                                   |--Systems Corp
                                                   |  (DE)
                                                   |
                                                   |
                                                   |  Catalyst
                                        								   |--Construction
                                                      Corp.of CT
                                                      (DE)